VIA EDGAR	May 6, 2014

Kristina Aberg
Beth Frohlichstein
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	IBV, Inc.
Amendment #1 Registration Statement on Form S-11
Filed February 28, 2014
File No. 333-193077

General

1. We continue to note several inconsistencies and what appear to be typographical errors throughout your registration statement. For example only,

•	We continue to note that Mr. Wade is identified as your Chief Financial Officer on page 28 of your registration statement.

•	Your continued use of undefined industry jargon, such as use of the term “REO.”

•	We note on page 12 and elsewhere, you identify the estimated costs of the offering as $9,000. However, on page 25 and elsewhere, you indicate that the estimated offering costs are $7,500.

•	We note on page 12 and elsewhere, you indicate that you have Class A and Class B common stock outstanding. However, you have disclosure on page 33 indicating that you have one class of common stock.

Please revise your disclosure as appropriate or advise.

Amended to fix the typographical errors.

2. We reissue comment 6 from our comment letter dated January 17, 2014. Please be advised that your financial statements should be included as part of your prospectus and should appear prior to the Part II information required by Form S-11.

Revised to include financials.

Cover Page of Prospectus

3. We note your response to comment 9 of our prior comment letter and the related revisions to your registration statement. Please also revise your disclosure here to address the applicability of the penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Revised to include disclose the applicability of the penny stock rules to transactions involving our securities.

Business of Registrant, page 9
4. We note your response to comment 10 of our prior comment letter and the related revisions to your registration statement. Your disclosure is still inconsistent regarding the types of properties that you intend to acquire and manage and/or in which you intend to invest. For example only, on page 9, you indicate that you will focus on single-family and multi-family residential properties. However, on page 9, you then indicate that your investments are expected to include “commercial income producing properties,” among others. Further, on page 30, you indicate that you intend to invest in “healthcare, industrial and net-leased retail properties.” Please revise to clearly and consistently identify the types of properties that you intend to acquire and manage and/or in which you intend to invest. Please also revise your prospectus to identify the foreign countries in which you may invest in properties. We refer to your disclosure on page 9 and elsewhere that you intend to invest in properties internationally.

Revised to clarify the types of properties the company expects to acquire and manage and to state that the company is currently looking at Surianme and Peru and South America as the foreign countries that the Company may invest.

Risk Factors, page 16
5. We note your revised disclosure to the summary risk factors in response to comment 11 of our prior comment letter. Please also revise your disclosure here to address the risks related to the fact that you have not yet identified any additional sources of financing.

Revised to state we have not yet identified any additional sources of financing.

We may need additional financing which we may not be able to obtain . . . , page 16
6. We note your revisions in response to comment 15 of our prior comment letter. We continue note that as of September 30, 2013, you had no cash or other assets. In addition, we note that according to your use of proceeds table on page 25, you will only have $17,500 available for your business and operations, assuming that you raise the maximum amount in your offering. On this basis, it appears that you will require additional sources of capital to execute your business plan. Please revise your risk factor disclosure here to explain your need to identify additional sources of capital or advise.

Revised to explain that the Company needs to identify additional sources of capital.

Item 8: Use of Proceeds, page 25
7. We note your disclosure at the beginning of page 26 regarding properties you are purchasing from your officers and directors. Please revise your disclosure throughout your registration statement, as appropriate, to further discuss these properties and these acquisitions or advise. To the extent you have already identified properties to purchase, please disclose and provide the information required by Items 14 and 15 of Form S-11.

Revised to state the company has not identified any proprieties at this time.

Timing needs for Funding, page 27
8. We note your disclosure regarding your monthly expenses in each of your “Short-term needs”, “Mid-term needs” and “Long-term needs” sections. However, we were unable to re-calculate the aggregate direct monthly costs you have disclosed in each section based on the monthly costs you have identified. For example only, in your “Short-term needs” section, you identify the monthly expenses of $5,000 for the 3 months of July through September 2014, which is $15,000 of aggregate monthly costs. However, you then disclose that you have included $25,000 of monthly costs. Please revise your disclosure in these sections as appropriate or advise. Please also revise your disclosure to discuss what the monthly costs and expenses identified will cover.

The disclose clearly states that the $25,000 is to cover 5 months of expenses related to the increase in the properties which 5 months at $5,000 per month is $25,000.

Policies with Respect to Other Activities, page 31
9. We were unable to locate your revised disclosure in response to comment 22 of our prior comment letter. Please revise your disclosure to identify your policy with regard to and to indicate the extent to which you propose to engage in each of the activities in Item 12 of Form S-11 or advise.

The company has not adopted such policies as of this date but states it will adopt.  The Company will provide such policies as an exhibit to the S-11 or filed as an exhibit to Form 8-K once they have been formalized and adopted.

Item 13: Investment Policies of Registrant, page 32
10. We note your revised disclosure on page 32 regarding your plans to purchase your initial properties at auction and tax sale without liens or mortgages. However, in your disclosure under the “Item 14: Description of Real Estate” section and elsewhere in your registration statement, you indicate that you will acquire your initial properties from your CEO. Further, on page 27, you indicate that you plan to use a promissory note to acquire these initial properties and, based on your use of proceeds table on page 25, it does not appear that you will have adequate funds to acquire properties with cash. Please revise your disclosure here so that it is consistent with your disclosure elsewhere in the prospectus or advise.

Revised to make it consistent.

Our Portfolio, page 32
11. We note your revised disclosure in response to comment 25 of our prior comment letter regarding the experience of each of your officers in acquiring real estate. Please also discuss the relevant experience of Messrs. Howarth and Billington in developing and managing properties. To the extent that Messrs. Howarth and Billington do not have such experience, please so state and include appropriate risk factor disclosure. In addition, we note your revised disclosure identifies certain costs in connection with the acquisition of its initial properties. Please revise your business plan to discuss these costs and to indicate how you expect to pay for such expenses or advise.

Revised to include the information requested.

Item 17: Market Price of and Dividends on the Registrant’s Common . . . , page 33
12. We note your response to comment 26 of our prior comment letter. However, we were unable to locate your revised disclosure in response to this comment. We, therefore, reissue our prior comment. Please revise your disclosure as appropriate or advise.

Revised to include that no shares are currently eligible to be sold under Rule 144.

Series A Preferred Stock, page 34
13. We note your response to comment 27 of our prior comment letter and your revisions on page 34. Your disclosure continues to be unclear about when dividends will be paid on your preferred stock. Please revise to clearly explain when dividends will be paid on your preferred stock and any conditions upon which such dividend payments are contingent or advise.

Revised.  Dividends will only be issued if the Board declares them.

Item 20: Security Ownership of Certain Beneficial Owners and Management, page 34
14. We note your response to comment 28 of our prior comment letter and your related revisions to your beneficial ownership table on page 34. Due to the relationship between Mr. Howarth and Cindy Howarth, Mr. Howarth may be deemed to beneficially own shares held by his spouse. Please see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05. Please revise your table to also identify the shares owned by Renard Properties, LLC in the row regarding Mr. Howarth’s stock ownership or advise why you believe you are not required to do so. Please also revise your table on page 39 so that it is consistent with your table on page 34.

Revised accordingly.

Item 22: Executive Compensation, page 38
15. We note your response to comment 31 of our prior comment letter. We were unable to locate your revised disclosure in response to this comment. We, therefore, reissue this comment. Please revise your disclosure as appropriate or advise.

The company added the language “The Companies’ officers and director have received annual salary of $1.00 per year for the services rendered on behalf of the Company.”

Item 23: Certain Relationship and Related Transactions and Director . . . , page 38
16. We note your response to comment 32 of our prior comment letter. We were unable to locate your revised disclosure in response to this comment. We, therefore, reissue this comment. Please revise your disclosure as appropriate or advise.

Revised to provide the information requested.

Item 24: Selection, Management and Custody of Registrant’s Investments, page 39
17. We note your response to comment 33 of our prior comment letter. We were unable to locate your revised disclosure in response to this comment. We, therefore, reissue this comment. Please revise your disclosure as appropriate or advise.

Revised to provide the information requested.

Item 33: Recent Sales of Unregistered Securities, page 42
18. We note your response to comment 36 of our prior comment letter and your related revisions on page 42. Please revise your disclosure here to identify the exemption relied upon for these issuances and the consideration received. Refer to Item 701(c) and (d) of Regulation S-K.

Revised accordingly.

Exhibits Schedule, page 45
19. We note your response to comment 37 of our prior comment letter. As we are unable to locate your revisions and/or filing of exhibits to address our comment, we are reissuing our prior comment. Please ensure that you have included all exhibits required by Item 601 of Regulation S-K. For example only, we note that you need to file a legal opinion as required by Item 601(b)(5) of Regulation S-K. Please file such exhibits and revise your index as appropriate.

Financial statements, page 46
20. Please update your financial statements in your next amendment to your Form S-11 per Rule 8-08 of Regulation S-X.

Revised accordingly.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, IBV, Inc.

By:	/s/ Paul Howarth
Name:	Paul Howarth
Title:	CEO/President